SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem Finance Limited announces cash tender offers for any and all of its outstanding 5.75% Notes due 2021 and 5.375% Notes due 2022 and Braskem Netherlands Finance B.V. announces cash tender offer for any and all of its outstanding 3.500% Notes due 2023

São Paulo, Brazil – October 22, 2019 – Braskem Finance Limited (“Braskem Finance Cayman”) today announces the commencement of offers to purchase for cash any and all of the outstanding 5.75% Notes due 2021 (the “2021 Notes”) issued by Braskem Finance Cayman (the “2021 Notes Offer”) and any and all of the outstanding 5.375% Notes due 2022 (the “2022 Notes” and, together with the 2021 Notes, the “Braskem Cayman Notes”) issued by Braskem Finance Cayman (the “2022 Notes Offer” and, together with the 2021 Notes Offer, the “Braskem Cayman Offers”). Braskem Netherlands Finance B.V. (“Braskem Finance Netherlands” and, together with Braskem Finance Cayman, the “Offerors” and, each, an “Offeror”) today announces the commencement of an offer to purchase for cash any and all of the outstanding 3.500% Notes due 2023 (the “2023 Notes” and, together with the Braskem Cayman Notes, the “Notes”) issued by Braskem Finance Netherlands (the “2023 Notes Offer” and, together with the Braskem Cayman Offers, the “Offers”).

The Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated October 22, 2019 (the “Offer to Purchase”). The Offers are not contingent upon the tender of any minimum principal amount of Notes.

The following table sets forth certain information relating to the Offers.

Title of Security	Security Identifiers	Principal Amount Outstanding	Consideration(1)
5.75% Notes due 2021	CUSIP Nos.: 10553Y AD7 / G1315R AD3 ISINs: US10553YAD76 / USG1315RAD38	US$1,000,000,000	US$1,053.25
5.375% Notes due 2022	CUSIP Nos.: 10553Y AE5 / G1315R AG6 ISINs: US10553YAE59 / USG1315RAG68	US$500,000,000	US$1,061.25
3.500% Notes due 2023	CUSIP Nos.: 10554T AA3 / N15516 AA0 ISINs: US10554TAA34 / USN15516AA01	US$500,000,000	US$1,017.50

(1)       The amount to be paid for each US$1,000 principal amount of Notes validly tendered and accepted for purchase, excluding accrued and unpaid interest on the Notes to the Settlement Date (as defined in the Offer to Purchase).

Indicative Timetable for the Offers:

Commencement of the Offers	October 22, 2019
Withdrawal Date

For each Offer, 8:30 a.m. (New York City time) on October 29, 2019, unless extended by the applicable Offeror in its sole discretion, except as described in the Offer to Purchase or as required by applicable law.

Expiration Date	For each Offer, 8:30 a.m. (New York City time) on October 29, 2019, unless extended by the applicable Offeror in its sole discretion.
Settlement Date	For each Offer, promptly after the Expiration Date. Expected to be November 4, 2019, but subject to change.
Guaranteed Delivery Date	For each Offer, 5:00 p.m. (New York City time) on the second business day following the Expiration Date, expected to be on October 31, 2019, unless the Expiration Date is extended.
Guaranteed Delivery Settlement Date	For each Offer, promptly after the Guaranteed Delivery Date. Expected to be November 4, 2019, but subject to change.

Each Offer will expire at 8:30 a.m. (New York City time) on October 29, 2019, unless earlier terminated or extended by the applicable Offeror (such time and date, as the same may be extended, the “Expiration Date”).

Holders of 2021 Notes who (i) validly tender and do not validly withdraw their 2021 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their 2021 Notes on or prior to the Guaranteed Delivery Date will be eligible to receive the total consideration of US$1,053.25 per US$1,000 principal amount of 2021 Notes tendered (the “2021 Notes Consideration”).

Holders of 2022 Notes who (i) validly tender and do not validly withdraw their 2022 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their 2022 Notes on or prior to the Guaranteed Delivery Date will be eligible to receive the total consideration of US$1,061.25 per US$1,000 principal amount of 2022 Notes tendered (the “2022 Notes Consideration”).

Holders of 2023 Notes who (i) validly tender and do not validly withdraw their 2023 Notes on or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery (as defined in the Offer to Purchase) and other required documents pursuant to the Guaranteed Delivery Procedures (as defined in the Offer to Purchase) on or prior to the Expiration Date and tender their 2023 Notes on or prior to the Guaranteed Delivery Date will be eligible to receive the total consideration of US$1,017.50 per US$1,000 principal amount of 2022 Notes tendered (the “2023 Notes Consideration” and, together with the 2021 Notes Consideration and the 2022 Notes Consideration, the “Consideration”).

Validly tendered Notes may be withdrawn in accordance with the terms of the Offers, at any time prior to 8:30 a.m. (New York City time) on October 29, 2019, unless extended, but not thereafter, except as described in the Offer to Purchase or as required by applicable law.

In addition to the applicable Consideration, holders whose Notes are tendered and accepted for purchase in the Offers will also receive accrued and unpaid interest from, and including, the last interest payment date to, but not including, the Settlement Date. For the avoidance of doubt, accrued interest on Notes tendered using the Guaranteed Delivery Procedures will cease to accrue on the Settlement Date.

Completion of the Offers is conditioned on the satisfaction or waiver of certain conditions described in the Offer to Purchase, including, in the case of the 2021 Notes Offer, the 2021 Notes Financing Condition (as defined in the Offer to Purchase), in the case of the 2022 Notes Offer, the 2022 Notes Financing Condition (as defined in the Offer to Purchase) and, in the case of the 2023 Notes Offer, the 2023 Notes Financing Condition (as defined in the Offer to Purchase). Braskem Finance Cayman has the right, in its sole discretion, to amend or terminate one or both of the Braskem Cayman Offers at any time, subject to applicable law. Braskem Finance Netherlands has the right, in its sole discretion, to amend or terminate the 2023 Notes Offer at any time, subject to applicable law.

The Offerors have retained Citigroup Global Markets Inc., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC and Santander Investment Securities Inc. to serve as dealer managers and D.F. King & Co., Inc. to serve as information and tender agent for the Offers. The Offer to Purchase, the related Notice of Guaranteed Delivery and any related supplements are available at the D.F. King & Co., Inc. website at www.dfking.com/braskem. The full details of the Offers, including complete instructions on how to tender Notes, are included in the Offer to Purchase. Holders of Notes are strongly encouraged to carefully read the Offer to Purchase, including materials incorporated by reference therein, because they contain important information. Requests for the Offer to Purchase and any related supplements may also be directed to D.F. King & Co., Inc. by telephone at +1 (212) 269-5550 or +1 (800) 591-6309 (US toll free) or in writing at braskem@dfking.com. Documents relating to the Offers, including the Offer to Purchase and the Notice of Guaranteed Delivery, are also available at www.dfking.com/braskem. Questions about the Offers may be directed to Citigroup Global Markets Inc. by telephone at +1 (800) 558-3745 (toll free) or +1 (212) 723-6106 (collect); Itau BBA USA Securities, Inc. by telephone at + 1 (212) 710-6749 (collect); Morgan Stanley & Co. LLC by telephone at + (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect); and Santander Investment Securities Inc. by telephone at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

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This press release shall not constitute an offer to purchase or a solicitation of acceptance of the offer to purchase, which are being made only pursuant to the terms and conditions contained in the Offer to Purchase. The Offers are not being made to, nor will the Offerors accept tenders of Notes from, holders in any jurisdiction in which the Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. In any jurisdiction where the laws require the Offers to be made by a licensed broker or dealer, the Offers will be made by the dealer managers on behalf of the Offerors.

None of the Offerors, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, makes any recommendation as to whether holders should tender or refrain from tendering all or any portion of their Notes in response to the Offers. None of the Offerors, the information and tender agent, the dealer managers or the trustee with respect to the Notes, nor any of their respective affiliates, has authorized any person to give any information or to make any representation in connection with the Offers other than the information and representations contained in the Offer to Purchase.

Neither the U.S. Securities and Exchange Commission, any U.S. state securities commission nor any regulatory authority of any other country has approved or disapproved of the Offers, passed upon the merits or fairness of the Offers or passed upon the adequacy or accuracy of the disclosure in the Offer to Purchase.

About Braskem Finance Cayman, Braskem Finance Netherlands and Braskem

Braskem Finance Cayman is a wholly-owned subsidiary of Braskem S.A. (“Braskem”), a corporation (sociedade anônima) incorporated under the laws of the Federative Republic of Brazil. Braskem Finance Cayman was established primarily to act as a finance subsidiary of Braskem. Braskem Finance Netherlands is wholly-owned indirect subsidiary of Braskem. Braskem Finance Netherlands was established primarily to act as a finance subsidiary of Braskem.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which are subject to risks and uncertainties. Other than statements of historical fact, information regarding activities, events and developments that Braskem expects or anticipates will or may occur in the future are forward-looking statements based on management’s estimates, assumptions and projections. Many forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “intend,” “plan,” “believe, “estimate” and similar expressions. Forward-looking statements contained in this press release are predictions only and actual results could differ materially from management’s expectations due to a variety of factors, including those described the section titled “Risk Factors” in Braskem’s Annual Report on Form 20-F for the year ended December 31, 2018. All forward-looking statements attributable to Braskem or the Offerors are expressly qualified in their entirety by such risk factors. The forward-looking statements that the Offerors make in this press release are based on management’s current views and assumptions regarding future events and speak only as of their dates. The Offerors assume no obligation to update developments of these risk factors or to announce publicly any revisions to any of the forward-looking statements that the Offerors make, or to make corrections to reflect future events or developments, except as required by the U.S. federal securities laws.

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DISCLAIMER

This press release must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which must be read carefully before any decision is made with respect to the Offers. If any holder of Notes is in any doubt as to the action it should take, it is recommended to seek its own legal, tax, accounting and financial advice, including as to any tax consequences, immediately from its stockbroker, bank manager, attorney, accountant or other independent financial or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee or intermediary must contact such entity if it wishes to participate in the Offers. None of the Offerors, the dealer managers, the information and tender agent and any person who controls, or is a director, officer, employee or agent of such persons, or any affiliate of such persons, makes any recommendation as to whether holders of Notes should participate in the Offers.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.